UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: August 7, 2014

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated August 7, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 7, 2014	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

SECOND QUARTER 2014 RESULTS

Highlights

•	Reported second quarter 2014 adjusted net loss attributable to shareholders of Teekay Tankers of $4.1 million, or loss of $0.05 per share (excluding specific items which increased GAAP net income by $8.7 million, or $0.10 per share).

•	Generated Cash Available for Distribution (CAD) of $0.11 per share.

•	Realized a $10 million gain on the sale of two Very Large Crude Carriers (VLCC) vessels in the second quarter of 2014. As a result of this transaction, Teekay Tankers’ total liquidity increased to $250 million as of June 30, 2014.

•	Secured time charter-in contracts for two Aframax tankers and four Long Range 2 (LR2) product tankers in the second quarter of 2014, bringing the total in-charter fleet to eight vessels.

•	On August 1, 2014, Teekay Tankers completed the acquisition of a 50 percent ownership interest in Teekay Corporation’s commercial and technical management operations (Teekay Operations) for approximately $15 million.

•	In July 2014, experienced the highest Suezmax and Aframax spot tanker rates for the month of July since 2008.

Hamilton, Bermuda, August 7, 2014—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net loss attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $4.1 million, or loss of $0.05 per share, for the quarter ended June 30, 2014, compared to adjusted net loss attributable to shareholders of Teekay Tankers of $6.3 million, or $0.08 per share, for the same period in the prior year. The decrease in adjusted net loss attributable to shareholders of Teekay Tankers is primarily due to stronger spot tanker rates in the second quarter of 2014 as compared to the same period in the prior year, partially offset by a decrease in recognized interest income as a result of the monetization of the Company’s investment in term loans in March 2014. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of increasing net income attributable to shareholders of Teekay Tankers by $8.7 million, or $0.10 per share, for the three months ended June 30, 2014 and decreasing net loss attributed to shareholders of Teekay Tankers by $0.6 million, or $0.01 per share, for the three months ended June 30, 2013, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to shareholders of Teekay Tankers of $4.6 million, or $0.05 per share, for the quarter ended June 30, 2014, compared to a net loss attributable to shareholders of Teekay Tankers of $5.7 million, or $0.07 per share, for the quarter ended June 30, 2013. Net revenues(2) were $40.8 million and $41.0 million for the quarters ended June 30, 2014 and June 30, 2013, respectively.

For the six months ended June 30, 2014, the Company reported adjusted net income attributable to shareholders of Teekay Tankers of $12.8 million, or $0.15 per share, compared to adjusted net loss attributed to the shareholders of Teekay Tankers of $9.9 million, or $0.12 per share, for the same period in the prior year. The increase in adjusted net income attributable to shareholders of Teekay Tankers is primarily due to the stronger spot tanker rates for the first six months of 2014 compared to the same period in the prior year and an increase in interest income recognized from the Company’s investment in term loans, which concluded in March 2014. Adjusted net income attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of increasing net income attributable to shareholders of Teekay Tankers by $18.3 million, or $0.22 per share, and decreasing the net loss by $2.2 million or $0.03 per share, for the six month periods ended June 30, 2014 and June 30, 2013, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to shareholders of Teekay Tankers of $31.0 million, or $0.37 per share, for the six months ended June 30, 2014, compared to net loss attributable to shareholders of Teekay Tankers of $7.7 million, or $0.09 per share, for the six months ended June 30, 2013. Net revenues(2) were $101.1 million and $83.1 million for the six months ended June 30, 2014 and June 30, 2013, respectively.

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During the second quarter of 2014, the Company generated $9.2 million, or $0.11 per share, of Cash Available for Distribution(3), compared to $5.6 million, or $0.07 per share, in the second quarter of 2013 due to the reasons noted above. On July 3, 2014, Teekay Tankers declared a dividend of $0.03 per share for the second quarter of 2014, which was paid on July 31, 2014 to all shareholders of record on July 18, 2014. Since the Company’s initial public offering in December 2007, it has declared dividends in 27 consecutive quarters, which now total $7.365 per share on a cumulative basis.

“As we head into the mid-point of the third quarter of 2014, there has been a significant increase in crude spot tanker rates in recent weeks which has resulted in the highest quarter-to-date third quarter spot rates in the Suezmax and Aframax segments since 2008,” commented Kevin Mackay, Chief Executive Officer of Teekay Tankers. “The increase in spot rates is primarily due to an increase in long-haul Suezmax movements from the Atlantic to Pacific, the end of seasonal refinery maintenance, stockpiling due to continued unrest in Iraq, and vessel delays at U.S. Gulf and Mediterranean ports. While we expect rates to soften from the current high levels, we believe that stronger oil demand, limited tanker fleet growth and improving global economic conditions will continue to support a general firming of average spot tanker rates.”

“Based on our outlook for the tanker market and expected higher volatility in rates, we have been actively increasing Teekay Tankers’ spot rate exposure through new in-charter contracts with favorable rates and optional periods,” Mr. Mackay continued. “In addition to the six vessels we have recently in-chartered, as some of our owned vessels currently operating under fixed-rate employment contracts redeliver, we plan to trade more of these vessels in the spot tanker market rather than pursue replacement fixed-rate contracts. With this shift from fixed-rate coverage to increased spot exposure, our fixed-rate coverage for the next 12 months has reduced to 26 percent, down from almost 50 percent a couple years ago, which we believe will allow Teekay Tankers to benefit from any additional spikes in the spot market as we move into the second half of 2014.”

Mr. Mackay added, “With the finalization of our 50 percent acquisition of Teekay Operations, Teekay Tankers is evolving into a full-service conventional tanker platform, which we believe will allow us to better serve our customers and generate greater value for our shareholders. Combined with an expected overall firming in spot tankers rates and our shift towards increased spot rate employment, we believe that the additional fee revenue from our ownership in Teekay Operations will further position Teekay Tankers to benefit from a sustained tanker market recovery.”

(1)	Adjusted net (loss) income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.
(3)	Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and other non-cash items. Please refer to Appendix B to this release for a reconciliation of Cash Available for Distribution (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Summary of Recent Developments

Completed the Acquisition of Teekay’s Commercial and Technical Operations

On August 1, 2014, Teekay Tankers completed the acquisition of a 50 percent ownership interest in Teekay Corporation’s commercial and technical management operations (Teekay Operations) for approximately $15 million. Consideration for the transaction was paid in shares of Teekay Tankers at a price of $3.70 per share, which represents the trailing 20-day volume-weighted average price at the time of the agreement. Teekay Operations includes direct ownership in three commercially managed tanker pools, which currently generate income from commercially managing a fleet of 84 vessels, and direct ownership in Teekay Marine Limited, which currently generates income from technically managing a fleet of 53 vessels, including vessels owned by the Company.

Fixed-Rate Time Charter Coverage

During the second quarter of 2014, Teekay Tankers secured time charter-in contracts for two Aframax vessels and four Long Range 2 (LR2) product tanker vessels which increased Teekay Tankers’ total time charter-in fleet to eight vessels. The new time charter-in contracts have an average daily rate of $15,600 for the Aframax vessels and $15,975 for the LR2 product tanker vessels.

Tanker Market

Crude tanker spot rates in the second quarter of 2014 averaged approximately 20 to 30 percent higher compared to the same period of 2013, reflecting improving tanker market fundamentals and higher fleet utilization compared to the previous year.

Since the beginning of the third quarter of 2014, Aframax and Suezmax spot rates experienced a counter-seasonal rally to the highest levels seen in the month of July since 2008. The third quarter rate spike was primarily due to refinery throughput increasing as seasonal refinery maintenance concluded, coupled with an increase in long-haul Suezmax movements from the Atlantic to Pacific, fear-driven stockpiling due to uncertainty caused by unrest in Iraq, and vessel delays at U.S. Gulf and Mediterranean ports. This significant increase in tanker rates during what is usually a weak part of the year for crude tankers, is a further sign of improving tanker market fundamentals and is a positive signal ahead of the seasonally stronger winter market, which begins in the fourth quarter.

Long Range 2 (LR2) product tanker rates strengthened in the early part of the second quarter due to higher naphtha exports from the Middle East and Europe to Asia before declining in June due to increased competition from cheaper liquefied petroleum gas. Medium Range (MR) product tanker spot rates weakened during the second quarter of 2014 due to a combination of lower U.S. export volumes and the impact of new fleet supply growth.

The global tanker fleet grew by 2.6 million deadweight tonnes (mdwt), or 0.5 percent, in the first half of 2014 compared to 10.8 mdwt, or 2.2 percent, in the same period of 2013. A significant portion of this fleet growth occurred in the MR product tanker sector while the world Suezmax and Aframax crude tanker fleets shrank by a net two vessels, or 0.4 percent, and 13 vessels, or 2.1 percent, respectively, during the first six months of 2014. Taking into account newbuilding orderbook slippage and scrapping, the world tanker fleet is forecasted to grow by approximately 1.2 percent in 2014, the lowest level of tanker fleet growth since 2001, and by approximately 1.6 percent in 2015. The mid-size tanker fleet is forecasted to further reduce in size during the second half of 2014 and into 2015 as scrapping of older vessels is expected to outweigh new deliveries into the fleet.

In its July 2014 “World Economic Outlook Update,” the International Monetary Fund revised its outlook for global GDP growth in 2014 downward from 3.7 percent to 3.4 percent, with global GDP growth in 2015 unchanged at 4.0 percent. The downward revision is mainly due to a weaker than expected GDP growth in the United States for the first quarter of 2014 as a result of extreme weather events, softening domestic demand in China, geopolitical instability between Russia and the Ukraine, and a less optimistic growth outlook for several emerging markets.

Global oil demand is projected to grow by 1.2 million barrels per day (mb/d) in 2014 and 1.4 mb/d in 2015 based on the average of forecasts by the International Energy Agency, the Energy Information Administration, and OPEC. Accelerating global oil demand growth coupled with very low tanker fleet growth, particularly in the crude sectors, is expected to drive an increase in tanker fleet utilization and spot tanker rates during the remainder of 2014 and 2015.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	June 30, 2014	March 31, 2014	June 30, 2013
Time-Charter Out Fleet
Suezmax revenue days	182	180	182
Suezmax TCE per revenue day	$20,166	$20,308	$20,228
Aframax revenue days	761	812	877
Aframax TCE per revenue day	$17,628	$17,586	$17,094
MR revenue days	91	90	114
MR TCE per revenue day (i)	$36,219	$34,069	$33,425
Spot Fleet
Suezmax revenue days	727	685	728
Suezmax spot TCE per revenue day	$16,089	$28,079	$12,150
Aframax revenue days	266	266	267
Aframax spot TCE per revenue day (ii)	$15,540	$22,591	$12,406
LR2 revenue days	273	270	273
LR2 spot TCE per revenue day	$13,340	$13,905	$12,795
MR revenue days	182	180	159
MR spot TCE per revenue day (iii)	$11,656	$13,403	$13,905
VLCC revenue days	76	20	—
VLCC spot TCE per revenue day	$11,280	$23,378	—
Total Fleet
Suezmax revenue days	909	865	910
Suezmax TCE per revenue day	$16,906	$26,462	$13,766
Aframax revenue days	1,027	1,078	1,144
Aframax TCE per revenue day	$17,087	$18,821	$16,001
LR2 revenue days	273	270	273
LR2 TCE per revenue day	$13,340	$13,905	$12,795
MR revenue days	273	270	273
MR TCE per revenue day (i)	$19,844	$20,291	$24,665
VLCC revenue days	76	20	—
VLCC TCE per revenue day	$11,280	$23,378	—

(i)	The charter rate on the MR tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(ii)	The combined average spot TCE rate for the Aframax tankers trading in both the Aframax Pool and on non-pool voyage charters was $15,462 per day and $12,139 per day for the three months ended June 30, 2014 and June 30, 2013, respectively.
(iii)	The combined average spot TCE rate for the MR tankers trading in the NOrient Pool and on non-pool voyage charters was $10,113 per day for the three months ended June 30, 2013.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of August 1, 2014 (including committed charter-in vessels to be delivered):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	8	—	8
MR Product Tankers	1	—	1
VLCC Tanker(i)	1	—	1

Total Fixed-Rate Fleet	12	—	12

Spot-rate:
Suezmax Tankers	8	—	8
Aframax Tankers(ii)	3	4	7
LR2 Product Tankers(iii)	3	4	7
MR Product Tankers	2	—	2

Total Spot Fleet	16	8	24

Total Teekay Tankers Fleet	28	8	36

(i)	The Company’s ownership interest in this vessel is 50 percent.
(ii)	One Aframax tanker is currently in-chartered for a 12-month period ending in January 2015, with options to extend up to an additional 24 months and one Aframax tanker is currently in-chartered for a 12-month period ending in July 2015, with an option to extend up to an additional 9 months. We expect the remaining two time charter-in Aframax vessels to deliver in the fourth quarter of 2014.
(iii)	One Long Range 2 (LR2) product tanker is currently in-chartered for a 12-month period ending in June 2015, with an option to extend up to an additional 12 months and one LR2 product tanker is currently in-chartered for a 12-month period ending in July 2015, with an option to extend up to an additional 6 months. We expect the remaining two time charter-in LR2 product tankers to deliver late in the third quarter of 2014.

Liquidity

As of June 30, 2014, the Company had total liquidity of $250 million (which consisted of $21.8 million of cash and $228.2 million in an undrawn revolving credit facility), compared to total liquidity of $149.4 million as at March 31, 2014.

Conference Call

The Company plans to host a conference call on Thursday, August 7, 2014 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2014. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 524-8950 or (416) 260-0113, if outside of North America, and quoting conference ID code 1020200.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, August 14, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 1020200.

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About Teekay Tankers

Teekay Tankers directly owns a fleet of 27 double-hull vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers and has contracted four time charter-in Aframax tankers and four time charter-in LR2 product tankers. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading, and its vessels are commercially and technically managed by a joint venture company which Teekay Tankers and Teekay Corporation (NYSE: TK) each own a 50 percent interest. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a minority interest in Tanker Investments Ltd. (OSLO: TIL), which currently owns a fleet of 13 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Six Months Ended
	June 30, 2014	March 31, 2014	June 30 2013	June 30, 2014	June 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	20,533	21,482	22,710	42,015	46,888
Net pool revenues	20,518	30,163	15,493	50,681	31,591
Voyage charter revenues	3,382	996	2,433	4,378	4,283
Interest income from investment in term loans (1)	—	9,118	2,856	9,118	5,683

Total revenues	44,433	61,759	43,492	106,192	88,445

OPERATING EXPENSES
Voyage expenses	3,612	1,439	2,449	5,051	5,362
Vessel operating expenses	23,585	22,794	24,832	46,379	47,886
Time-charter hire expenses	1,112	1,052	1,951	2,164	3,937
Depreciation and amortization	12,425	12,502	11,921	24,927	23,785
General and administrative	3,163	3,192	3,362	6,355	6,923
Loss provision on investment in term loans	—	—	4,511	—	4,511
(Gain) loss on sale of vessels (2)	(9,955)	—	—	(9,955)	71

	33,942	40,979	49,026	74,921	92,475

Income from operations	10,491	20,780	(5,534)	31,271	(4,030)

OTHER ITEMS
Interest expense	(2,274)	(2,347)	(2,604)	(4,621)	(5,115)
Interest income	60	138	20	198	24
Realized and unrealized (loss) gain on derivative instruments (3)	(3,614)	1,644	2,748	(1,970)	1,982
Equity income (loss)	15	2,594	(167)	2,609	(168)
Other (expenses) income	(89)	3,623	(187)	3,534	(370)

	(5,902)	5,652	(190)	(250)	(3,647)

Net income (loss)	4,589	26,432	(5,724)	31,021	(7,677)

Earnings (loss) per share attributable to shareholders of Teekay Tankers (4)
- Basic	0.05	0.32	(0.07)	0.37	(0.09)
- Diluted	0.05	0.31	(0.07)	0.37	(0.09)
Weighted-average number of total common shares outstanding
- Basic	83,676,425	83,617,408	83,591,030	83,646,230	83,591,030
- Diluted	83,966,874	83,973,172	83,591,030	83,962,395	83,591,030

(1)	In 2010, the Company invested in two term loans (Loans) secured by two 2010-built VLCC vessels. The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. In late-March 2014, the Company took full ownership of the vessels held as collateral in satisfaction of the Loans and accrued interest and recorded the vessels at their fair value at that date. As a result, the Company recognized an additional $9.1 million of interest income owing under the Loans for the three months ended March 31, 2014.
(2)	In early May 2014, the Company sold to Tanker Investments Limited (TIL) two wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. In the second quarter of 2014, the Company recognized a $10.0 million gain on this transaction.
(3)	Includes realized losses relating to interest rate swaps of $2.5 million, $2.5 million, and $2.5 million for the three months ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively, and $5.0 million and $4.9 million for the six months ended June 30, 2014, and June 30, 2013, respectively.
(4)	Earnings (loss) per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net income (loss) of the Company by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at June 30, 2014	As at March 31, 2014	As at December 31, 2013
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash	21,764	27,138	25,646
Pool receivable from related parties	13,699	13,025	10,765
Accounts receivable	2,545	5,031	4,247
Vessels held for sale	—	144,000	—
Prepaid assets	12,036	14,894	10,361
Investment in term loans	—	—	136,061
Due from affiliates	33,197	25,890	27,991
Vessels and equipment	841,013	848,988	859,308
Loan to equity accounted investment	8,680	8,680	9,830
Equity accounted investments	35,975	35,960	8,366
Derivative asset (1)	4,026	5,857	—
Other non-current assets	4,564	4,758	4,954

Total assets	977,499	1,134,221	1,097,529

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	18,359	20,201	23,320
Current portion of long-term debt	51,959	20,367	25,246
Current portion of derivative instruments	7,482	6,377	7,344
Deferred revenue	—	423	2,961
Due to affiliates	8,707	8,377	11,323
Long-term debt	557,439	745,174	719,388
Other long-term liabilities	20,862	22,643	23,275
Equity	312,691	310,659	284,672

Total liabilities and equity	977,499	1,134,221	1,097,529

(1)	Derivative asset reflects the fair value of the stock purchase warrant, which was received in connection with the Company’s involvement in the formation of TIL.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended
	June 30, 2014	June 30, 2013
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	4,613	17,958

FINANCING ACTIVITIES
Proceeds from long-term debt	31,947	27,136
Repayments of long-term debt	(10,183)	(12,623)
Prepayment of long-term debt	(157,000)	(20,000)
Equity contribution from Teekay Corporation	1,267	—
Cash dividends paid	(5,018)	(5,015)

Net financing cash flow	(138,987)	(10,502)

INVESTING ACTIVITIES
Proceeds from sale of vessels	154,000	9,119
Expenditures for vessels and equipment	(837)	(1,208)
Investment in equity accounted investments	(25,000)	(4,000)
Loan repayments from equity accounted investment	1,150	—
Term loan advance recoveries	1,179	—

Net investing cash flow	130,492	3,911

(Decrease) increase in cash and cash equivalents	(3,882)	11,367
Cash and cash equivalents, beginning of the period	25,646	26,341

Cash and cash equivalents, end of the period	21,764	37,708

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income (loss) as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2014		June 30, 2013
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss)—GAAP basis	4,589	$0.05	(5,724)	($0.07)

Add (subtract) specific items affecting net income:
Unrealized loss (gain) on derivative instruments (2)	1,116	$0.01	(5,276)	($0.06)
Loss provision on investment in term loans (3)	—	—	4,511	$0.05
Gain on sale of vessels (4)	(9,955)	($0.11)	—	—
Other (5)	134	—	140	—

Total adjustments	(8,705)	($0.10)	(625)	($0.01)

Adjusted net loss attributable to shareholders of Teekay Tankers	(4,116)	($0.05)	(6,349)	($0.08)

	Six Months Ended
	June 30, 2014		June 30, 2013
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss)—GAAP basis	31,021	$0.37	(7,677)	($0.09)

(Subtract) add specific items affecting net income:
Unrealized gain on derivative instruments (2)	(2,975)	($0.04)	(6,907)	($0.08)
(Gain) loss on sale of vessels (4)	(9,955)	($0.12)	71	—
Fair value on initial recognition of stock purchase warrants (6)	(3,420)	($0.04)	—	—
Dilution gain on equity accounted investment (7)	(2,054)	($0.02)	—	—
Loss provision on investment in term loans (3)	—	—	4,511	$0.05
Other (5)	140	—	140	—

Total adjustments	(18,264)	($0.22)	(2,185)	($0.03)

Adjusted net income (loss) attributable to shareholders of Teekay Tankers	12,757	$0.15	(9,862)	($0.12)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains on losses on interest rate swaps and the TIL stock purchase warrant.
(3)	In 2010, the Company invested in two term loans (Loans) secured by two 2010-built VLCC vessels. The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. In late-March 2014, the Company took full ownership of the vessels held as collateral in satisfaction of the Loans and accrued interest and recorded the vessels at their fair value at that date.
(4)	In early May 2014, the Company sold to TIL two wholly-owned subsidiaries, each of which owns one VLCC, for the aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company recognized a $10.0 million gain on this transaction.
(5)	The amount recorded for the three and six months ended June 30, 2014 relates to foreign exchange gains (losses) and a 50-percent portion of an unrealized derivative instrument loss recorded by the High-Q Joint Venture, through which the Company owns a 50 percent interest in one VLCC vessel.
(6)	Reflects the fair value on the initial recognition of the stock purchase warrants issued by TIL to the Company during the three months ended March 31, 2014, which were received in connection with the Company’s involvement in the formation of TIL.
(7)	Reflects the dilution gain from the share issuance completed as part of TIL’s initial public offering in March 2014.

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TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH AVAILABLE FOR DISTRIBUTION

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure – Cash Available for Distribution

Cash Available for Distribution (CAD) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, CAD from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments and other non-cash items.

Three Months Ended
June 30, 2014
(unaudited)
Net income for the period	4,589
Add:
Depreciation and amortization	12,425
Proportionate share of cash available for distribution from equity accounted investments	874
Unrealized loss on derivative instruments	1,116
Other	194
Less:
Equity income	(15)
Gain on sale of vessels	(9,955)

Cash Available for Distribution	9,228

Weighted-average number of common shares outstanding for the quarter, diluted	83,966,874

Cash Available for Distribution per share, diluted (rounded)	$0.11

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TEEKAY TANKERS LTD.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	44,433	61,759	43,492	106,192	88,445
Voyage expenses	(3,612)	(1,439)	(2,449)	(5,051)	(5,362)

Net revenues	40,821	60,320	41,043	101,141	83,083

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet in 2014 and 2015, estimated growth in global oil demand and crude oil tanker demand in 2014, and tanker fleet utilization and spot tanker rates in 2014 and 2015; the Company’s financial position and ability to take advantage of growth opportunities in an expected future tanker market recovery; the Company’s plans regarding increased spot market exposure; the Company’s fixed-rate coverage for the next 12 months; and the expected effects of the Company’s acquisition of a 50 percent interest in Teekay Operations. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries or greater or less than anticipated rates of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the financial markets; increases in the Company’s expenses, including any dry docking expenses and associated off-hire days; failure to realize expected benefits of the acquisition of an interest in Teekay Operations; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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